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September 14


THE
GERMAN
KING

germankingseries

...





21 likes

germankingseries "There is only one person who is master in this Empire and I am not going to tolerate any other." -Kaiser Wilhelm II... more

September 12

germankingseries

11:00

GERMANKINGSERIES

Posts





8 likes

germankingseries A message from series writer,

11:00

GERMANKINGSERIES

Posts

germankingseries •••



IG LIVE // SEPTEMBER 22 // 1 PM PST
THE GERMAN KING
WITH
NADINE NICOLE
Clarissa from The Expanse
WITH
GLENTON RICHARDS
Writer on The Expanse
JOIN THE IG LIVE @GLENTONRICH



19 likes

germankingseries Join @glentonrich and @_nadinenicole_ at 1 PM (PST) for a special IG Live tomorrow where they will be discussing The... more

September 21


GERMAN
KING
germankingseries

11:00

GERMANKINGSERIES

Posts

germankingseries





11:00

GERMANKINGSERIES
Posts

germankingseries





7 likes

11:00

GERMANKINGSERIES

Posts


GERMAN
KING

germankingseries

germankingseries · Original audio





11:00

GERMANKINGSERIES

Posts

23 likes

germankingseries What are you willing to give up for your beliefs? Director Adetokumboh McCormack and Angel Studios co-Founder Jordan Harmon talk... more

October 13


GERMAN
KING

germankingseries
Ulm, Germany



44 likes

germankingseries What a historic day!! More than a century after the hanging of King Rudolf Douala Manga Bell by the German colonial administration, the... more

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October 8


GERMAN
KING

germankingseries

germankingseries · Original audio

11:01

GERMANKINGSERIES

Posts

germankingseries




ANGEL

23 likes

11:01

GERMANKINGSERIES

Posts

germankingseries





Liked by **bryn.bird** and **18 others**

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GERMANKINGSERIES

Posts



germankingseries



11:01

GERMANKINGSERIES

Posts


germankingseries
germankingseries · Original audio
GERMAN
KING


ADETOKUMBOH M'CORMACK
CREATOR

11:01

GERMANKINGSERIES

Posts

germankingseries

germankingseries · Original audio


Cannes
Films in motion




GERMAN
KING

germankingseries


"EVERYTHING I DID, I
DID FOR THE GOOD
OF OUR PEOPLE."


ANGEL
STUDIOS
THE GERMAN KING

18 likes

germankingseries How far would you go to protect your loved ones?

#germakingseries #africanstories #leadership

5 days ago


germankingseries
germankingseries · Original audio

11:01

GERMANKINGSERIES

Posts

germankingseries





10:53

GERMANKINGSERIES
Posts

germankingseries
Cannes Film Festival 2022


Afro Cannes
Films in motion
21 MAY 2022 | CANNES
@ Cannes Film Festival 2022
CANNES
BLITZ SPEAKER
ADETOKUMBOH M'CORMACK
Actor, Producer, Writer, Director
FOCUS
Transforming an inspiring short movie into an engaging TV series: "The German King", the tale of an African hero who rallies a continent against colonial rule during the Scramble for Africa.

ALTA GLOBAL MEDIA
Gordon Hagan Consulting
THINK-FILM IMPACT PRODUCTION
WIFTI Women In Film & Television International
PHILADELPHIA PRESS ON
SOCIAL CHANGE
LA SUCRERIE
YANIBES
iFind
BLUE ICE PICTURES
PRESIDIO PICTURES
nfvcb
Studios LA VIDA
AFC
ITFT

View insights

Boost post

Liked by **hannasturwold** and **24 others**

germankingseries #Repost @adetokumboh
・・・
Honored to be speaking at the inaugural... more

yanibesmentors1 Thank you so much for being there.

10:54

GERMANKINGSERIES

Posts

germankingseries





82 views

germankingseries Live from Hamburg with Prince Daniel

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GERMAN
KING

germankingseries
Hamburg, Germany





73 views

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May 29

10:54

GERMANKINGSERIES
Posts

germankingseries
Paris, France


FREETOWN



20 likes

germankingseries What an honor to get to interview some of the descendants of #RudolfDoualaMangaBell in Paris for @germankingseries! @eiteldebali... more

10:54

GERMANKINGSERIES

Posts


THE
GERMAN
KING

germankingseries

Château de Versailles





64 views

germankingseries @germankingseries in #versailles with @jynewton7 @coolguywiththebowtie... more

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June 5

germankingseries
Paris, France



17 likes

germankingseries HUGE THANKS to Prince Camille for taking the time to talk to us about his great-grandfather, King Rudolf Douala Manga Bell for... more

June 2

germankingseries
Château de Versailles



10:54

GERMANKINGSERIES

Posts

germankingseries

Cannes Film Festival 2022


DIOR

33 likes

germankingseries Thank you @festivaldecannes! Had a BLAST!!! @germankingseries @adetokumboh @angelstudios_inc @harmon.brothers... more

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June 5


THE
GERMAN
KING

germankingseries
Paris, France

•••



10:55

GERMANKINGSERIES
Posts

germankingseries •••


"STRUGGLE IS A NEVER ENDING PROCESS.
FREEDOM IS NEVER REALLY WON,
YOU EARN IT AND WIN
IT IN EVERY GENERATION."
- CORETTA SCOTT KING.
June
TEENTH



17 likes

germankingseries Uplift, Empower & Honor | Brothers, Sisters, Ancestors ✊🏼✊🏾✊🏿 #juneteenth

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June 19


GERMAN
KING

germankingseries
Cannes Film Festival 2022



10:55

GERMANKINGSERIES
Posts

germankingseries ...


ANGEL
— THE —
GERMAN
KING
Live with Creator
Adetokumboh M'Cormack
LIVE

26 likes

germankingseries Join us LIVE this Friday @ 4pm (PST) for the first in a series of streams diving deep into the creation of The German King... more

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June 28

germankingseries


"STRUGGLE IS A NEVER ENDING PROCESS.
FREEDOM IS NEVER REALLY WON,

10:55

GERMANKINGSERIES

Posts

germankingseries •••





14 likes

germankingseries #Repost @adetokumboh
. . .
Never a dull moment on set with @cwfrmn... more

July 7


THE
GERMAN
KING

germankingseries •••





10:55

GERMANKINGSERIES
Posts

July 12


THE
GERMAN
KING

germankingseries

•••




- THE -
GERMAN
KING

24 likes

germankingseries Cameroon was a German colony from 1884 until 1916. The goal was to expand Germany's agricultural economy. Large estates... more

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July 9


GERMAN
KING

germankingseries




- THE -
GERMAN
KING

25 likes

germankingseries There are many great heroes whose stories are not known by the World. Learn about King Rudolf Douala Manga Bell of Cameroon, raised... more

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July 12

germankingseries •••

10:55

GERMANKINGSERIES

Posts



germankingseries


- THE -
GERMAN
KING


9
X
AWARD

156 views

germankingseries Awarded "A must support series" four times and winner of 9 film festival awards... more

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July 16

germankingseries

10:55

GERMANKINGSERIES
Posts



germankingseries


- THE -
GERMAN
KING



36 likes

germankingseries Rudolf Douala Manga Bell was born in 1873 in Douala. He was the grandson of King Ndumbe Lobe Bell — who signed the Treaty of... more

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germankingseries @keltik_gaisgeach We're still gauging interest phase, but you can check on our progress here: https://invest.angel.com/germanking

germankingseries @keltik_gaisgeach Thanks for

10:56

GERMANKINGSERIES
Posts

germankingseries


WINNER - BEST
INTERNATIONAL SHORT FILM
Festival
Ecrans Noirs
2019



99 views

germankingseries The German King premiered at the Ecrans Noirs festival in Cameroon exactly 3 years ago and won the Best International Short Film... more

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July 22

germankingseries •••

10:56

GERMANKINGSERIES

Posts


GERMAN
KING

germankingseries




- THE -
GERMAN
KING

16 likes

germankingseries Meet Friedrich Wilhelm Viktor Albert (born January 27, 1859, Potsdam, near Berlin, Germany—died June 4, 1941, Doorn... more

July 27



germankingseries •••



10:56

GERMANKINGSERIES
Posts

germankingseries ...


- THE -
GERMAN
KING



109 views

germankingseries Bringing King Rudolf's photo to life using the AI from the @myheritage_official... more

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July 28

germankingseries •••



10:56

GERMANKINGSERIES

Posts


GERMAN
KING

germankingseries •••




- THE -
GERMAN
KING

20 likes

germankingseries Did you know the German title Kaiser came from the Latin name Caesar? Caesar was a family name but over time became a generic... more

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July 29

germankingseries •••

10:56

GERMANKINGSERIES

Posts

germankingseries




- THE -
GERMAN
KING

26 likes

germankingseries The Palace of the Kings Bell situated in Douala is a building constructed in 1905 by the Germans for King Auguste Manga Ndumbe... more

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August 1

germankingseries •••

10:56

GERMANKINGSERIES

Posts

germankingseries
germankingseries · Original audio





27 likes

germankingseries Learn more about King Rudolf's story at angel.com/germanking... more

View 1 comment

August 3

germankingseries •••



#thegermanking... more

August 8


GERMAN
KING

germankingseries
germankingseries · Original audio


0:25



27 likes

germankingseries King Rudolf Douala Manga Bell is one of Africa's unsung heroes. Find out more about how you can be a part of telling his story here... more

August 5

germankingseries
germankingseries · Original audio

10:58

GERMANKINGSERIES

Posts


GERMAN
KING

germankingseries

germankingseries · Original audio





26 likes

germankingseries See what people are saying about #thegermanking... more

August 8


THE
GERMAN
KING

germankingseries
germankingseries · Original audio



August 10

germankingseries
germankingseries · Original audio


In memory of
King Rudolf Duala Manga bell


1873 - AUGUST 8, 1914

10:58

GERMANKINGSERIES

Posts



germankingseries

germankingseries · Original audio





Liked by **gret_chenthomas** and **19 others**

germankingseries The expectations for #thegermanking are high! Look what people are saying about our short film... more

View 1 comment

August 10

germankingseries
germankingseries · Original audio

10:58

GERMANKINGSERIES

Posts

germankingseries

germankingseries · Original audio





40 likes

germankingseries The German King series will depict African culture accurately and positively, instead of stereotypically... more

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August 12


GERMAN
KING

germankingseries
germankingseries · Original audio

10:58

GERMANKINGSERIES
Posts



germankingseries
germankingseries · Original audio



19 likes

germankingseries Learn more about the new series at angel.com/germanking... more

August 15


GERMAN
KING

germankingseries
germankingseries · Original audio



10:58

GERMANKINGSERIES

Posts



GERMAN
KING

germankingseries

germankingseries · Original audio

•••





16 likes

germankingseries Martin Luther King Jr. said, "Injustice anywhere is a threat to justice everywhere... more

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August 18

germankingseries
germankingseries · Original audio

10:58

GERMANKINGSERIES
Posts

germankingseries
Karen Blixen Museum





133 views

germankingseries The German King series LIVE with @hopehajir

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10:58

GERMANKINGSERIES

Posts

germankingseries

germankingseries · Original audio





3 likes

germankingseries #TheGermanKing gives a voice to the lion... more

August 19

germankingseries
Karen Blixen Museum



GERMANKINGSERIES

Posts


GERMAN
KING

germankingseries
germankingseries · Original audio

•••





2 likes

germankingseries A young African royal being raised and educated in the palaces of imperial Germany? You don't have to try to picture it. You can just... more

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August 22

germankingseries
germankingseries · Original audio

10:59

GERMANKINGSERIES

Posts

germankingseries •••





3 likes

10:59

GERMANKINGSERIES

Posts

germankingseries





10:59

GERMANKINGSERIES

Posts

germankingseries


NSE



4 likes

10:59

GERMANKINGSERIES

Posts


germankingseries
germankingseries · Original audio



10:59

GERMANKINGSERIES

Posts


GERMAN KING
germankingseries
EX


LOST

4 likes